UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

 Commission File Number: 001-38992

Afya Limited

(Exact name of registrant as specified in its charter)

Rua Paraíba, No. 330, 17º Andar, CEP 30130-917

Bairro Funcionários, Belo Horizonte, Minas Gerais

Brazil

+55 (31) 3515 7550

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

EXHIBIT
99.1	Afya Limited comments on recent public disclosure made by Yduqs Participações S.A. regarding a potential business combination

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Afya Limited

By:	/s/ Virgilio Deloy Capobianco Gibbon
	Name:	Virgilio Deloy Capobianco Gibbon
	Title:	Chief Executive Officer

Date: August 24, 2026